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                                                                    May 15, 1998


                       Securities and Exchange Commission
                                   Form U-6B-2
                           Certificate of Notification
                              Columbia Energy Group

                                File No. 70-8925
                                File No. 70-9129


Gentlemen:

         This certificate is notice that the above named companies have issued, renewed, or guaranteed the security or securities as more fully described in the Application - Declaration, as amended, of which the Commission issued orders on December 23, 1996, (HCAR No. 35-26634; 70-8925) and December 22, 1997, (HCAR No.
35-26798; 70-9129). The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of Section 6(a) of the Act.

                                        Confidential treatment requested


                                        Very truly yours,

                                        Columbia Energy Group

                                        By:   //s//J. W. Grossman
                                           ------------------------------------
                                                 J. W. Grossman, Vice President